September 28, 2007

Andrew Mew

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:          Vyyo Inc.

                Form 10-K for the fiscal year ended December 31, 2006

                Filed April 2, 2007

                File No. 000-30189

Dear Mr. Mew:

                We are in receipt of your letter dated September 20, 2007 containing your comments to the Vyyo Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2006.  You have requested that the Company respond to your comments by October 4, 2007.

As indicated in my voicemail, the Company is in the process of preparing its response to your comment letter as well as closing its books for the third fiscal quarter ending September 30, 2007. Given the convergence of the timing of our quarter end along with adequately responding to your comments, and other scheduling issues, the Company respectfully requests that the deadline for submission of a response be extended to October 18, 2007.

We sincerely appreciate your consideration of our request.  If you have any questions or if I can provide any other information at this time, please call me at 678.282.8011.

Sincerely,

/s/ Tashia L. Rivard

Tashia L. Rivard
General Counsel and
Corporate Secretary